James F. Roberts Chairman of the Board of Directors and Chief Executive Officer

March 25, 2009

VIA ELECTRONIC TRANSMISSION

AND FACSIMILE

H. Roger Schwall

Assistant Director

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-7010

Facsimile Number: (202) 772-9210

Re:	Foundation Coal Holdings, Inc. Proxy Statement on

Schedule 14A, Filed April 8, 2008 – File No. 1-32331;

Foundation Coal Corporation

Form 10-K for the fiscal year ended December 31, 2008

Filed March 20, 2008

Filed No. 333-120979-49

Dear Mr. Schwall:

On behalf of Foundation Coal Holdings, Inc., we are writing to respond to the additional comments received on March 24, 2009 from the Securities and Exchange Commission (the “Staff”). These communications followed telephone conversations held during the week of March 16, 2009 with the Staff relating to our response letter dated January 16, 2009, previous verbal communications via voicemail of December 23, 2008 relating to our response letter submitted to the Staff on November 24, 2008, the Staff’s comment letter dated November 13, 2008, our response letter submitted to the Staff on October 17, 2008, the voicemail of Donna Levy of the Staff on October 17, 2008, our response letter submitted to the Staff on September 12, 2008, and the Staff’s comment letter dated July 31, 2008. The Staff’s comments have been reproduced below in italics, followed by the Company’s response.

U.S. Securities and Exchange Commission

Foundation Coal Holdings, Inc.

Foundation Coal Corporation

Foundation Coal Corporation

Form 10-K for the Fiscal Year Ended December 31, 2008

1.	The Form 10-K you filed for Foundation Coal Corporation on 3/20/2009 should provide more information regarding Items 10 through 13, all of which you simply indicate have been “Omitted” without further explanation. Rather than indicate “omitted,” indicate “not applicable” if correct, and explain why it is not applicable.

Response.

We acknowledge the Staff’s comment. We relied upon Instruction I of Form 10-K. We propose that Item 10 through 13 in future filings will indicate “Not Applicable” and a statement on the cover of the Form 10-K indicating that “the registrant meets the conditions set forth in General Instruction (I)((1)(a) and (b)of Form 10-K and is therefore filing this Form with the reduced disclosure format.”

Schedule 14A Filed April 8, 2008

2.	Your response provided via EDGAR on 3/23/2009 proposes including target information “for 2007 set at the end of 2006.” This appears to be at least one if not two years’ stale for purposes of your upcoming DEF14A. In that regard, we direct you to the Corporation Finance portion of SEC.GOV, in particular “Staff Observations in the Revision of Executive Compensation Disclosure.” That document indicates in part that:

In adopting the revised rules and addressing commenters’ requests for clarification about whether the Compensation Discussion and Analysis is limited to compensation for the last fiscal year or should also address prior or current year matters, the Commission stated:

While the Compensation Discussion and Analysis may also require discussion of post-termination compensation arrangements, on-going compensation arrangements, and policies that the company will apply on a going-forward basis, Compensation Discussion and Analysis should also cover actions regarding executive compensation that were taken after the last fiscal year’s end. Actions that should be addressed might include, as examples only, the adoption or implementation of new or modified programs and policies or specific decisions that were made or steps that were taken that could affect a fair understanding of the named executive officer’s compensation for the last fiscal year. Moreover, in some situations it may be necessary to discuss prior years in order to give context to the disclosure provided.

U.S. Securities and Exchange Commission

Foundation Coal Holdings, Inc.

Foundation Coal Corporation

While disclosure will always depend upon each company’s particular facts and circumstances, there are a number of situations where a company may find it necessary to discuss prior and current year performance targets to place its disclosure in context or affect a fair understanding of a named executive officer’s compensation. It also may be material for a company to disclose whether the company or the named executive officer achieved or failed to achieve targets in prior years. Those situations may include, for example, where a company has a multiple year compensation plan or where target levels vary materially between years. Where a company’s disclosure implied that its current or prior year targets were material to an understanding of a named executive officer’s compensation for the last fiscal year or were otherwise material in the context of that company’s Compensation Discussion and Analysis, consistent with Instruction 2 to Item 402(b) of Regulation S-K, we asked it to disclose prior year and current year targets.

Response

We acknowledge the Staff’s comment. The disclosure in Foundation’s upcoming DEF14A will include target information “for 2008 set at the end of 2007.” Foundation believes that the 2009 performance target information is neither material to an understanding of the compensation or awards paid or earned during 2008 nor Foundation’s general compensation policy and decision-making.

Based on the above-mentioned reasons, we will provide the following response attached as Exhibit A.

Schedule 14A Filed April 8, 2008

3.	Lastly, provide clear disclosure regarding the difficulty in hitting undisclosed targets, and direct them to C&DI question and answer 118.04 (which we cited previously) which states in part that “a company that relies on Instruction 4 to omit performance targets is required by the instruction to discuss how difficult it will be for the executive or how likely it will be for the company to achieve the undisclosed target level or other factor or criteria.”

Response

We acknowledge the Staff’s comment. We have included and marked the following statement in Exhibit A:

“The established targets are set at a high level of difficulty and require a significant commitment of time and a high level of process management skills to be achieved.”

U.S. Securities and Exchange Commission

Foundation Coal Holdings, Inc.

Foundation Coal Corporation

Foundation Coal Holdings, Inc. and Foundation Coal Corporation acknowledge that:

•	The companies are responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The companies may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (410) 689-7512 if you wish to discuss our response to this comment letter.

Very truly yours,

/s/ James F. Roberts
James F. Roberts
Chairman of the Board of Directors
and Chief Executive Officer
Foundation Coal Holdings, Inc. and Foundation Coal Corporation

EXHIBIT A

EXECUTIVE COMPENSATION AND RELATED INFORMATION

Compensation Discussion and Analysis

Compensation Committee Members and Compensation Committee Charter

The compensation committee has the responsibility for establishing all components of Foundation’s executive pay and reviewing and approving changes to Foundation’s executive compensation programs. The compensation committee also recommends or reports its decisions to the board of directors regarding all compensation payments to the chief executive officer and the other executive officers, including base salary adjustments, annual incentives, and long-term incentive awards. The compensation committee discharges other responsibilities pertaining to Foundation such as company-wide salary adjustments and overall compensation and benefit policies and plans.

The compensation committee’s charter reflects these responsibilities, and the compensation committee conducted an assessment in December 2008 of its responsibilities, including a review of its charter. The compensation committee believes the charter is a sound document that sets forth clearly its role and responsibilities relative to managing the components of compensation for executives, as well as the other responsibilities set forth therein. If the compensation committee desired to revise its charter, it could do so and recommend adoption of the revised charter by the board of directors. Also, the compensation committee utilizes an annual calendar of events to guide and chart its activities. This calendar sets forth the compensation committee duties as established by its charter as well as any statutory or regulatory obligations. This calendar includes major topics such as meetings, compensation philosophy and goals, executive compensation plan, monitoring and administrative activities, reporting and self-evaluation.

The board of directors determines the compensation committee’s membership. The board of directors reviews the attributes of each director who participates on the compensation committee. In so doing, the board of directors has elected members to the compensation committee that have held or currently hold executive human resources positions (including working with the compensation committee of a publicly traded company), executive operating positions with a publicly traded company, and director positions with other publicly traded and private companies.

The compensation committee meets at scheduled times during the year typically prior to quarterly board of directors meetings; however, other scheduled meetings are conducted in person or telephonically depending on the work tasks of the compensation committee. The agendas for the compensation committee meetings are initially prepared by the senior vice president, safety and human resources, with input from Foundation’s benefits committee, the chief executive officer, the compensation committee’s external consultant, and the compensation committee’s outside legal counsel. The draft agenda is sent to the chairman of the compensation committee for review, revision and approval. Typically, the chief executive officer, the president and chief operating officer, and senior vice president, safety and human resources are invited to attend compensation committee meetings; however, they do not attend any executive session held by the compensation committee by itself or with its external consultant or its outside legal counsel. The attendance of these three executive officers allows the compensation committee to make inquiries into matters for which it is responsible and assists the compensation committee in making informed decisions. The actions of the compensation committee are recorded in the minutes of the meeting and the appropriate resolutions document all formal actions taken by the compensation committee. The compensation committee chairman reports on actions and recommendations during the board of directors meetings.

The compensation committee is also supported in its work by Foundation’s human resources management and Foundation’s benefits committee. The benefits committee membership includes the senior vice president, safety and human resources, the senior vice president and chief financial officer and the vice president of benefits who functions as its chairman. In addition, the compensation committee has the authority to engage the services of outside advisors. During 2008, the compensation committee directly engaged the services of Mercer and Skadden, Arps, Slate, Meagher and Flom, LLP to assist it in performing its duties under its charter. For each specific work activity of the compensation consultant, the consultant who performs these services reports directly to the compensation committee chair who is asked to execute an engagement letter setting forth the scope of work. For work activity of Skadden, Arps, Slate, Meagher and Flom, LLP, the compensation committee either directs management to ask for legal assistance on specific issues or is informed of work performed on behalf of the compensation committee by management during the compensation committee meetings. Annually, the compensation committee reviews the expenditures paid to the compensation consultant. For purposes of executive compensation, including the negotiation of the new employment agreements, during 2008 Foundation’s executive management did not retain a compensation consultant or legal counsel to act on management’s behalf.

EXHIBIT A

For the fiscal year ended December 31, 2008, the compensation committee met six times and its activities focused on the following:

(1)	with the assistance of Mercer , reviewed the key elements of the total direct compensation program (e.g., base salary, annual incentives, long-term incentives, etc.) for executive officers,

(2)	reviewed and approved the 2008 annual incentive payment levels for the executive management team for 2007 performance,

(3)	reviewed and approved the vesting of pre-IPO performance options based on the achievement of performance targets set forth in the non-qualified stock option agreements with executive officers as well as approved the earning of restricted stock units based on the achievement of performance targets set forth in the restricted stock unit agreements with two executive officers,

(4)	with the assistance of Mercer, reviewed the director compensation package and made changes to the annual retainer for committee chairmen, the initial grant value and the annual grant value,

(5)	established performance targets for the 2008 management incentive plan for non-executive key managers of Foundation,

(6)	approved a new long-term equity strategy to be implemented in 2009 for executive managers which mirrors the long-term equity strategy implemented in 2008 for non-executive key managers of Foundation,

(7)	established annual performance targets for executive management’s annual incentive plan as budgeted EBITDA as well as established appropriate subjective targets under the performance development system,

(8)	approved and adopted the Amended and Restated 2004 Stock Incentive Plan and the 2008 Annual Incentive Performance Plan,

(9)	approved changes to the company retirement plan as more fully described under “Benefits”,

(10)	approved changes to and renewed the employment agreements for all executive officers,

(11)	reviewed the status of the discretionary pool of 50,000 restricted stock units to be used by the chief executive officer to grant to non-executive key managers for retention and recruitment purposes,

(12)	the compensation committee delegated to the chief executive officer a pool of 50,000 restricted stock units to award to non-executive key managers for retention and recruitment purposes,

(13)	the compensation committee delegated to the chief executive officer a pool of 150,000 restricted stock units to award to production and maintenance supervisors for retention and recruitment purposes.

The compensation committee requested a full compensation assessment from its compensation consultant prior to its fall meeting which is an activity the compensation committee undertakes annually. The compensation committee delegates this task to the senior vice president, safety and human resources who coordinates with the compensation consultant by providing internal compensation data and information requested by the compensation consultant. The report is directed to the compensation committee. The benefits committee does not make recommendations to the compensation committee in matters related to executive direct cash compensation or executive long-term incentive plan design.

EXHIBIT A

Objectives of Compensation Program and Program Design

Compensation Philosophy

Foundation’s strategy is to establish executive compensation programs that enable Foundation to recruit, retain and motivate a qualified executive management team that is needed to achieve long-term profitability of Foundation and enhance stockholder value. Foundation’s compensation philosophy and program is premised upon the following beliefs:

(1)	Programs will establish performance targets that translate into enhanced stockholder value,

(2)	Programs will align the individual and collective performance of executive management with stockholder value, and

(3)	Total compensation should encourage the achievement of individual and collective company performance targets.

The philosophy was not reviewed in 2008.

At its February 2007 meeting, the compensation committee approved and adopted a revised compensation philosophy to more specifically reflect the importance of total compensation as it relates to Foundation’s operating and financial performance and the enhancement of stockholder value. The revised and restated the compensation philosophy is noted below:

“We will administer total compensation programs that provide a fair base pay, competitive benefits, and incentive opportunities to achieve the higher paid levels in the industry, provided all such payments are aligned with individual and team performance, Company performance, and value to the stockholder.”

The compensation philosophy discusses “fair base pay.” The compensation committee defines fair base pay to mean between the 50th percentile and the 75th percentile of market base pay for comparable positions at companies in the peer group. The total direct cash compensation of base pay and incentive opportunities should position executive officers towards the higher levels of pay (greater than 75th percentile) as compared to the peer group (as described below) if warranted based on performance. While the long-term equity incentives were established at the time of the initial public offering, the objective of these long-term equity awards was to drive stockholder value allowing management to receive the upside of stock value appreciation in the event performance targets are achieved. The mix between time and performance options is heavily weighted towards performance (28% time/72% performance). Likewise, the new 2009 management incentive plan for executive managers is weighted towards performance as noted above (40% time/60% performance). This total compensation approach reiterates the compensation committee’s strong belief in aligning Foundation’s financial performance to the total cash and equity compensation received by management which in turn should drive stockholder value.

The primary components of Foundation’s executive compensation programs are base salary, annual incentive awards, and long-term equity incentive awards. The total compensation achievable should be generally competitive with the compensation comparison group based on relative size of each organization as determined by revenue, produced tons, and operational complexity. This group consists of Alpha Natural Resources, Inc., Arch Coal Inc., Alliance Natural Resources, Consol Energy, Inc., Massey Energy Company, Nacco Industries, Peabody Energy Corporation, Teco Energy, Vectren Corp, Walter Industries, and Westmoreland Coal Company. These companies were recommended by the compensation consultant because of their relationship to the coal industry for purposes of comparing and making recommendations on executive base salaries leading into 2008. However, during 2008, the compensation committee reviewed expressed a preference for a peer group of pure play coal companies. Thus, the following changes were made to the peer group in 2008 for compensation and incentive assessments which included adding International Coal Group, Patriot Coal Corp. and James River Coal Company while removing Nacco Industries, Teco Energy, Vectren Corp, and Walter Industries. Also, depending on the specific issue being discussed, the compensation consultant will look to general industry survey data. For instance, in reviewing the long-term incentive plan for non-executive senior managers and in reviewing base salaries for executive managers not listed in the summary compensation tables, the compensation consultant also uses general industry survey data to assure that the compensation committee had ample factual data in order to make its decisions.

EXHIBIT A

As discussed more fully under “2008 Incentive Plan” below, Foundation’s financial performance in 2008 failed to meet budgeted levels of EBITDA, free cash flow, and EBITDA Margin. The financial performance was primarily impacted by production shortfalls at the Emerald Mine. However, based on a high level review of these and other common financial measures, Foundation’s one-year (2007) and three-year (2005-2007) performance is at approximately the 75th percentile of the peer group. The compensation committee reviews Foundation’s financial and operating performance prior to approving any annual incentive payment pursuant to the executive officer employment agreements, prior to approving the vesting of performance options under the non-qualified stock option agreements, and prior to approving vesting of restricted stock units pursuant to restricted stock unit agreements for two executive managers. The compensation committee also believes it is important to review financial performance relative to its peers.

Employment Agreements

James F. Roberts

Foundation entered into an employment agreement with James F. Roberts, effective January 1, 2009, to serve as chief executive officer and member of our board of directors. The term of Mr. Roberts’ agreement is through December 31, 2011, unless terminated earlier by us or Mr. Roberts. The employment agreement was entered into to assure continuity of leadership for Foundation and stability of employment for Mr. Roberts. The employment agreement provides for an annual base salary of $700,000, which may be adjusted from time to time by the compensation committee.

The employment agreement also provides for an annual target bonus payment of 100% of base salary based upon the achievement of certain individual and company performance targets established by the board of directors, in consultation with Mr. Roberts. Mr. Roberts receives, at the discretion of the board of directors, equity awards under the Amended and Restated 2004 Stock Incentive Plan. Also, the employment agreement provides for reimbursement of reasonable travel and business expenses, including the use of an automobile in accordance with the policies of Foundation.

Under the terms of the employment agreement, Mr. Roberts may not disclose any confidential information concerning us, our subsidiaries or affiliates and any third party that has provided any information to us on a confidential basis. In addition, during Mr. Roberts’ term of employment and (a) for a period of nine months following the date Mr. Roberts ceases to be employed by us, Mr. Roberts may not compete with us or our subsidiaries, and (b) for a period of two years following the date Mr. Roberts ceases to be employed by us, Mr. Roberts may not solicit or hire our employees or employees of our subsidiaries.

As discussed on page [21], Mr. Roberts’ prior agreement provided for payment by the company of excise taxes imposed under Section 4999 of the Internal Revenue Code and other related taxes for which Mr. Roberts is responsible as a result of receiving payment in connection with a change in control. Under the terms of the renewed employment agreement, if the change in control payment would not be subject to excise tax if reduced by an amount of 10% or less, the amounts payable to Mr. Roberts are reduced to the maximum amount that can be paid without triggering the excise tax. This provision was changed to save costs in some situations where a small reduction in benefits to the executive can result in significant savings to the Company.

Also, the renewed employment agreement provides for a fixed severance multiple which allows for a defined amount in the event of severance.

Kurt D. Kost

Foundation entered into an employment agreement with Kurt D. Kost, effective January 1, 2009, to serve as president and chief operating officer. The term of Mr. Kost’s agreement is through December 31, 2011, unless terminated earlier by us or Mr. Kost. The employment agreement was entered into to assure continuity of leadership for Foundation and stability of employment for Mr. Kost. The employment agreement provides for an annual base salary of $450,000, which may be adjusted from time to time by the compensation committee.

EXHIBIT A

The employment agreement also provides for an annual target bonus payment of 75% of base salary based upon the achievement of certain individual and company performance targets established by the board of directors, in consultation with Mr. Roberts and Mr. Kost. Mr. Kost receives, at the discretion of the board of directors, equity awards under the Amended and Restated 2004 Stock Incentive Plan. Also, the employment agreement provides for reimbursement of reasonable travel and business expenses in accordance with the policies of Foundation.

Under the terms of the employment agreement, Mr. Kost may not disclose any confidential information concerning us, our subsidiaries or affiliates and any third party that has provided any information to us on a confidential basis. In addition, during Mr. Kost’s term of employment and (a) for a period of nine months following the date Mr. Kost ceases to be employed by us, Mr. Kost may not compete with us or our subsidiaries, and (b) for a period of two years following the date Mr. Kost ceases to be employed by us, Mr. Kost may not solicit or hire our employees or employees of our subsidiaries.

As discussed on page [21], Mr. Roberts’ prior agreement provided for payment by the company of excise taxes imposed under Section 4999 of the Internal Revenue Code and other related taxes for which Mr. Roberts is responsible as a result of receiving payment in connection with a change in control. Under the terms of the renewed employment agreement, if the change in control payment would not be subject to excise tax if reduced by an amount of 10% or less, the amounts payable to Mr. Roberts are reduced to the maximum amount that can be paid without triggering the excise tax. This provision was changed to save costs in some situations where a small reduction in benefits to the executive can result in significant savings to the Company.

Also, the renewed employment agreement provides for a fixed severance multiple which allows for a defined amount in the event of severance.

James J. Bryja, A. Scott Pack, Jr. and Frank J. Wood

Foundation entered into employment agreements effective January 1, 2009 with James J. Bryja to serve as Senior Vice President, Operations, A. Scott Pack, Jr. to serve as Senior Vice President, Sales and Marketing and Frank J. Wood to serve as Senior Vice President and Chief Financial Officer (for purposes of this section, collectively the “Executive Officers” and individually “Executive Officer”). The term of each agreement is through December 31, 2011.

The employment agreements provide for annual base pay of $375,000, $296,000, and $332,000, respectively, for Messrs. Bryja, Pack and Wood. On February 20, 2009 the compensation committee approved a 3.5% increase in base salary for each of Messrs. Bryja, Pack and Wood to $386,125, $306,360, and $343,620, respectively. Each of these agreements provides for an annual target bonus payment of 65% of base salary based upon the achievement of certain individual and company performance targets established by the board of directors, in consultation with Mr. Roberts and the respective executive officer. These agreements were entered into to assure continuity of leadership for Foundation and stability of employment for these executive officers.

Under the terms of each employment agreement, the executive officer may not disclose any confidential information concerning us, our subsidiaries or affiliates and any third party that has provided any information to us on a confidential basis. In addition, during the executive officer’s term of employment and (a) for a period of nine months following the date the executive officer ceases to be employed by us, the executive officer may not compete with us or our subsidiaries, and (b) for a period of two years following the date the executive officer ceases to be employed by us, the executive officer may not solicit or hire our employees or employees of our subsidiaries.

As discussed on page [21], Mr. Roberts’ prior agreement provided for payment by the company of excise taxes imposed under Section 4999 of the Internal Revenue Code and other related taxes for which Mr. Roberts is responsible as a result of receiving payment in connection with a change in control. Under the terms of the renewed employment agreement, if the change in control payment would not be subject to excise tax if reduced by an amount of 10% or less, the amounts payable to Mr. Roberts are reduced to the maximum amount that can be paid without triggering the excise tax. This provision was changed to save costs in some situations where a small reduction in benefits to the executive can result in significant savings to the Company.

Also, the renewed employment agreement provides for a fixed severance multiple which allows for a defined amount in the event of severance.

EXHIBIT A

Elements of Compensation

Base Salary

Base compensation is determined by the compensation committee based upon its philosophy that executive officers’ base pay should be “fair”, as defined to mean between the 50th and the 75th percentile of market base pay for comparable positions. The compensation committee commissioned its compensation consultant to evaluate the base pay of all executive officers during 2007 with the changes effective January 1, 2008. The compensation committee considered the 2007 assessment and recommendations of the chief executive officer and the compensation consultant and adjusted base pay for the four named executive officers effective January 1, 2008. These adjustments to base pay were recommended to ensure the maintenance of marketplace competitiveness and internal equity, taking into account each executive officer’s performance and contributions to Foundation, job experience, and retention value. Based on these criteria, the compensation committee considered the recommended increase ranges of its external consultant and approved the base pay of the chief executive officer, and in consultation with both its external consultant and the chief executive officer, approved the base pay adjustments for all of the named executive officers. Also, the compensation committee commissioned its compensation consultant to evaluate the base pay of all executive officers during 2008. The compensation consultant data reflects that base pay for the named executive officers (as defined below) is in aggregate 102% of the peer company median (50th percentile) and 84% of the 75th percentile. For all executive officers, the data reflects that base pay for the executive officers is in aggregate 103% of the general market survey data median (50th percentile) and 83% of the 75th percentile. Based on the 2008 assessment, the recommendation of the chief executive officer supported by the compensation consultant did not result in adjustments to base pay for the four named executive officers other than a 3.5% increase for all executives consistent with Foundation’s overall salary increase budget. Based on the 2007 assessment by the compensation committee’s external consultant, all other executive officers’ base pay was adjusted in early 2008 beyond the 3% company-wide increase after consultation with the compensation committee’s external consultant and the chief executive officer.

The following table reflects the actual percentiles represented by each named executive officer’s base salary and target total cash compensation (base salary plus target annual incentives) for the year ended December 31, 2008 as measured against the Peer Company Index utilizing the index’s median compensation values for the 50th percentile and the 75th percentile based on executive title and /or pay rank. See the discussion under the caption “Compensation Philosophy”:

NEO	Base Salary		Target Total Cash Compensation
	Peer Company Index*		Peer Company Index*
	50th Percentile	75th Percentile	50th Percentile	75th Percentile
James F. Roberts	98%	71%	83%	65%
Frank J. Wood	109%	86%	99%	81%
Kurt Kost	99%	83%	96%	78%
James J. Bryja	106%	97%	108%	90%
A. Scott Pack, Jr.	108%	99%	103%	97%

*	Peer Company Index includes: Alpha Natural Resources, Inc., Arch Coal Inc., Alliance Natural Resources, Consol Energy, Inc., International Coal Group, James River Coal Company, Massey Energy Company, Patriot Coal Corp., Peabody Energy Corporation, and Westmoreland Coal Company.

EXHIBIT A

Annual Incentive Plan

Foundation sought and obtained approval for the 2008 Annual Incentive Performance Plan at the annual stockholder meeting. Foundation’s annual incentive plan provides an opportunity for all salaried and some hourly employees of Foundation to earn additional compensation for the achievement of certain individual, location, and Foundation performance targets established by management. The annual incentive award is primarily expressed as a percentage of base pay, but can be a fixed amount for achieving a target that is predetermined under the plan. With respect to, the named executive officers (as defined below), the annual incentive target as a percentage of base pay has been determined by the board of directors and incorporated into the respective named executive officer’s employment agreement. The performance targets, on the other hand, are established by the board of directors annually.

As it relates to all executive officers for calendar year 2008, Foundation’s performance target was based on target EBITDA (as defined in the credit agreement among our subsidiary, Foundation Coal Corporation, and various parties) for the 2008 calendar year, pursuant to Foundation’s for the year. The 100% of target equates to achieving the budgeted EBITDA. The individual performance target is derived from the chief executive officer’s evaluation of the named executive officers under Foundation’s performance development system. For all executive officers (other than the chief executive officer and the president and chief operating officer, who are discussed separately below), bonus payouts were determined as set forth in the table below:

Company Performance	Percent of Base Salary	Individual Performance	Percent of Base Salary	Total Percent Potential Incentive
125% of target	83.33	Maximum	41.67	125
100% of target	43.50	Target	21.50	65
85% of target	16.67	Below target	8.33	25
Below 85% of target	0.00		0.00	0

The annual incentive target percentage levels synchronize with the compensation philosophy by positioning base salaries competitive with the median while directing a greater portion of direct cash compensation opportunity towards annual performance-based metrics. The basic premise is that if Foundation is meeting its financial expectations, it is due to the safe, low-cost, and efficient and productive management of its mining operations and thus value will inure to the executive officers in the form of direct compensation and to stockholders in the form of share price appreciation.

The annual performance target metric is established by the compensation committee and for 2008 was EBITDA. This performance measurement was established because it is the single most representative measurement of performance. Other key performance measurements are incorporated in the long-term incentive plan and purposely were not repeated. The EBITDA metric accounts for two-thirds of the annual incentive target level and summarizes fairly all other financial and operating metrics and is easily calculated and reported. The remaining one-third of the annual incentive target level pertains to individual targets that are established during the performance development process and include other key operating metrics, such as safety, operating performance, internal processes, customer/quality and learning and development.

In 2008, Messrs. Roberts and Kost, the annual target incentive percentages of base salary are 85% and 75% respectively.

2008 Incentive Payments

The individual performance targets address the key result areas of finance, internal process, customer/quality and learning and development. The individual performance targets related to internal process, customer/quality, and learning and development are subjective with the exception of the company’s strategic external growth plans and implementation strategies. The determination of the actual individual performance targets is a subjective process based upon the particular business drivers for the key results areas (described below). Once actual individual performance targets are determined, specific metrics are applied to the individual performance targets and are used to compare against actual performance. This comparison will determine if an executive officer has met his or her

EXHIBIT A

individual performance targets. We are disclosing specific quantifiable targets as it relates to historic financial and operational performance. We have not disclosed certain targets that are derived from financial and operational performance and that breakdown the performance on a non-publically disclosed per unit basis such as mine cash cost per ton, margins per ton of produced coal, or per ton margins on arbitrage and trade coal sales. Such disclosure of non-public information would result in substantial competitive harm, particularly with respect to our privately-held competitors who are not required to disclose such information, and with respect to coal purchasers who can use this information in negotiating transactions. Counterparties or competitors could use this non-public confidential information against the company in the bidding process for coal supply agreements by better understanding the specific mine’s cost structure or strategy for attaining a profit objective. The established targets are set at a high level of difficulty and require a significant commitment of time and a high level of process management skills to be achieved.

We are not disclosing strategic external growth plans and implementation strategies as such disclosure could place the company in a less advantageous position to pursue or negotiate possible transactions. Thus, disclosure of specific growth targets or objectives such as desired EBITDA growth through acquisition or merger could provide information that would result in substantial competitive harm to the company from other competing bidders as well as potential acquisition targets.

The actual individual performance targets for the named executive officers are characterized under the key result areas and are defined as follows:

Financial

The financial target primarily includes providing operational and financial leadership to achieve the planned company operational and financial targets for 2008 set at the end of 2007 in the normal course of budgeting. These targets included EBITDA of $350.3 million, diluted earnings per share of $.99, free cash flow of $53.1 million, capital expenditures of $184.1 million (excluding federal coal lease bid installments in Wyoming), production of 72.9 million tons, controllable cash costs, shipments of 73.5 million tons and revenues of $1,562.2 million.

Internal Processes

The internal processes target primarily includes providing leadership efforts to ensure compliance with the Sarbanes Oxley Act; monitoring business process improvements impact on EBITDA; monitoring safety incidence rates; developing plans and initiatives regarding general equipment management, supply chain processes; developing plans to standardize engineering and operating reviews required for safe and efficient operations; and developing a market strategy plan .

Customer/Quality

The customer/quality targets primarily include optimizing the use of the new SAP financial software; conducting organizational assessments on Foundation’s processes and developing action plans based on the assessment; conducting a customer survey; monitoring site customer service improvement plans and develop an action plan; and improving investor relations communications.

Learning and Development

The learning and development target primarily includes participating in and supporting the succession planning process and enrolling in educational seminars including Foundation sponsored corporate training initiatives.

For the fiscal year ended December 31, 2008, Foundation awarded annual incentive payments to the chief executive officer and the other named executive officers as shown in the Non-Equity Incentive Plan Compensation column of the “Summary Compensation Table.” All other eligible executive officers were paid under the same annual incentive program. Per the strict terms of the plan, the other named executive officers each received varying percentages of their base pay. Based on Foundation’s performance, Mr. Roberts received 33.31%, Mr. Kost received

EXHIBIT A

28.54% and Mr. Bryja, Pack and Wood received 26.15%. Mr. Kost received 37.46% of his base pay based on individual performance while Messrs. Bryja received 33.85%, Mr. Pack received 49.85%, and Mr. Wood received 29.85% of their base pay based on individual performance. Foundation achieved 90.3% of its EBITDA performance target (target of $350.3 million versus actual of $316.4 million) and the individual performance targets were determined based on the performance appraisals performed by the chief executive officer per the performance development system.

The individual performance targets address the key result areas of finance, internal process, customer quality and learning and development. The compensation committee applied its discretion in awarding incentive payouts to Messrs. Kost, Bryja, Pack and Wood. With respect to Mr. Kost, discretion was applied due to his increased oversight for the planning and development of the new mines in Pennsylvania, West Virginia, and expansion of production in Wyoming. Also, Mr. Kost’s attention to detail and insistence in using existing continuous improvement methodology to deal with the difficult operational and geologic conditions has and will continue to result in improved productivity. With respect to Mr. Bryja, discretion was applied due to the outstanding record safety performance for the Company as well as his involvement in the successful outcome of a reserve swap transaction that will improve operational performance. While operational results were slightly below target, the challenges facing the operations during 2008 were greater than expected and with Mr. Bryja’s leadership, the operations were able to better manage through these difficulties. With respect to Mr. Pack, discretion is applied due to the 2008 revenue targets being exceeded by greater than 8%. Perhaps more importantly is Mr. Pack’s ability to execute the 2009 sales strategy in light of the economic downturn by having 97% of coal committed and priced by the end of 2008. With respect to Mr. Wood, discretion was applied due to his level of performance that provides an abundance of confidence to management and the board of directors when he opines on financial matters as they relate to operational performance and external reporting.

Also, the compensation committee used its discretion relative to EBITDA in determining company performance for 2007 as it relates to incentive payouts made during 2008. The compensation committee has applied the mathematical calculation set forth in the named executive officers employment agreements to determine incentive payout in all prior years.

Long-Term Equity Incentives

Foundation established its 2004 Stock Incentive Plan in July 2004 and it was adopted by the stockholders at the time of the initial public offering. The primary purpose of the plan is to offer an incentive for the achievement of superior operating results that increase the equity value of Foundation for its stockholders. The compensation committee intends that these incentive opportunities will align the interests of management with the interests of stockholders, be competitive, and be based upon actual Foundation performance. In 2008, the Section 162(m) exemption was to expire so Foundation established the Amended and Restated 2004 Stock Incentive Plan which was adopted by the stockholders at its annual meeting in May 2008. The compensation committee did not however recommend the authorization of additional shares under the plan.

During 2008, the compensation committee approved the Amended and Restated 2004 Stock Incentive Plan and the 2008 Annual Incentive Performance Plan. However the compensation committee did not seek stockholder approval for the issuance of any additional shares. The compensation committee’s external consultant recommended that Foundation seek stockholder approval of both the long-term and annual incentive plans to support the creation of stockholder value since these plans focus on reducing taxes for properly implemented long and short term incentive plans. The board of directors adopted the recommendation of the compensation committee and the stockholders’ approved the Amended and Restated 2004 Stock Incentive Plan and the 2008 Annual Incentive Performance Plan at its annual stockholders’ meeting in May 2008.

In July 2004, the chief executive officer and the other executive officers, at that time, were eligible to participate in the long-term incentive plan. The equity participation was in the form of stock options issued pursuant to Foundation’s 2004 Stock Incentive Plan. Of the options granted to the executive officers, 28% percent were time options and 72% percent were performance-accelerated options. The time options vest over a period of five years with the first vesting date at December 31, 2004; however, time options will immediately vest upon a change in control of Foundation (as defined in the non-qualified stock option agreement by and between Foundation and the

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individual optionee). The performance-accelerated options will vest on the eighth anniversary of the date of grant but the vesting may be accelerated based upon achieving predefined performance targets of EBITDA, free cash flow, EBITDA/revenue margin, and production. Also, all performance-accelerated options will immediately vest upon a change in control of Foundation (as defined in the non-qualified stock option agreement by and between Foundation and the individual optionee). For 2008, the compensation committee accelerated the vesting of 15% of the executive officers’ performance options based upon the achievement of the EDITDA, free cash flow, and production. Per the non-qualified stock option agreements, the EBITDA target was $222.1 million with actual performance of $316.4 million; free cash flow target was $154.0 million with actual performance of $159.5 million; and production tons target was 29.1 million tons (calculated per formula) with actual performance of 30.0 million tons. However, the EBITDA/revenue margin target of 20% was not achieved since actual performance was 18.7%. Additionally, the compensation committee determined that for two executive officers (Messrs. Kost and Pack), who have performance-based restricted stock unit agreements, 100% of restricted stock units for EBITDA, free cash flow, and production were earned and 78.7% of the restricted stock units for EBITDA/margin were earned based upon the achievement of the same performance targets as contained in the non-qualified stock option agreements. The catch up provisions in the non-qualified stock option agreements and the restricted stock unit agreements were not triggered in 2008.

2009 Long-Term Incentive Plan (“LTIP”) Awards

In December 2008, the compensation committee considered the recommendations of its external consultant and approved a new long-term incentive strategy for executive officers for 2009. The reason for the new strategy is that the last time our executive officers received equity awards was at the time of our initial public offering or upon promotion to a senior executive role rather than receiving annual equity awards. The new strategy which is discussed under “2009 LTIP Awards” below mirrors the long-term incentive strategy implemented in 2008 for non-executive key managers. The compensation committee believes the go forward long-term incentive strategy using consistent long-term incentive vehicles and design for both executives and non-executives will create the common focus and alignment across the organization.

In 2009, the compensation committee awarded restricted stock units to executive managers and to key managers which, subject to achieving certain EBITDA and free cash flow performance criteria, are earned up to one-third on each performance date and ultimately vest three calendar years from the grant date. The new plan provided for 60% of the restricted stock units to be performance-based and 40% to be time-based. The time-based units will vest one-third annually for three consecutive years. The compensation committee believes these features promote retention while more timely recognizing an executive officer’s and non-executive key manager’s continued service with Foundation. For 2009, the issuance of cash units was also utilized so that the appropriate target award value could be delivered to the plan participants while maintaining a reasonable annual share usage level or run rate.

The compensation committee was cognizant of the recent share price decline and the potential impact that decline could have on the equity award amounts and the resulting run rate levels and thus adjusted the 2009 grant to include the use of both restricted stock units and cash performance units. The use of equity and cash vehicles allows the compensation committee to maintain the award amounts at historic levels which is important to continue to retain, attract, and motivate key management especially since our senior executives have very little unvested equity and several have not received new long-term incentive awards since 2004. The compensation committee is cognizant of the need to carefully manage to an acceptable annual run rate targeted to 2.0% or less of common stock outstanding. The go forward long-term incentive strategy achieves both of these objectives without the need to request additional shares during 2009 notwithstanding the decline in share price.

Other Compensation

The compensation committee and management agree that perquisites should be kept to the lowest level possible while still maintaining a competitive program. The limited instances of Company vehicles being offered and the payment of relocation expenses are very reasonable forms of compensation to executive officers and reflect management’s beliefs that these costs are customary, appropriate and consistent with peer group practices. The compensation committee believes that executive officers should be paid in base pay and incentive opportunities that provide for comparison of actual results to defined and measurable metrics that reflect enhancement in stockholder value.

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Benefits

All executive officers participate in the benefits plans available to all salaried employees of Foundation including managers eligible to participate in an unfunded supplemental excess retirement plan (“SERP”). Foundation’s SERP is an unfunded, non-qualified retirement pension plan designed to provide a benefit for those highly compensated salaried employees whose accrued benefit under the tax qualified retirement plan for salaried employees of Foundation has been limited by application of the requirements of Section 415 and/or Section 401(a)(17) of the Internal Revenue Code. The 2008 annual compensation limit under Internal Revenue Code Section 401(a)(17) was $230,000; the 2008 maximum annual benefit under Internal Revenue Code Section 415 is $185,000.

The compensation committee reviewed and approved management’s recommendation to redesign the retirement plans for active salaried, non-represented hourly employees for certain Foundation affiliates. The changes enhanced the multiplier for non-represented hourly employees at the Foundation affiliates operating in Wyoming, improved the company match on the savings plan while broadening the definition of eligible pay, and provided a new enhanced savings plan contribution for employees hired after January 1, 2009. For employees hired prior to January 1, 2009, a choice will be provided for them to opt out of the pension plan and receive the new enhanced savings plan contribution, or remain in the current improved savings plan and retirement plan. Further, the compensation committee approved an extra monthly payment to be made during 2009 for existing pensioners under the non-represented hourly pension plans. The changes in the retirement plans should help attract, retain, and engage employees, reduce Foundation’s cost volatility, and continue to provide opportunity for employees to accumulate adequate retirement benefits.

Compensation of the Chief Executive Officer

Mr. Roberts’ base pay is $700,000. A review of competitive market data conducted in September 2008 reflects that Mr. Roberts’ base pay is 98% of market index median (50th percentile). Mr. Roberts’ total cash compensation is 83% of market index median (50th percentile). Mr. Roberts’ salary was increased last on January 1, 2008 by 10% as discussed under base salary.

For the fiscal year ended December 31, 2008, Mr. Roberts’ maximum annual incentive opportunity was 175% of his base salary, or $1,125,000 and his target was 85% of base salary. Per the terms of the annual incentive plan, Mr. Roberts was awarded a bonus payout of $500,000 or 71.40% of base pay with 33.31% of base pay based on Foundation’s performance and 38.09% of base pay based on individual performance. Mr. Roberts’ individual performance was reviewed by the compensation committee which determined his individual performance targets were exceeded based on the development of a sales and marketing strategy that provided for 94% of 2009 production to be sold prior to sales prices dropping, the company’s conservation of capital and liquidity through a very tough credit market, and the well thought out succession planning process and the development of his succession candidate. Based on Foundation’s performance and individual performance, the chief executive officer received 84% of his potential target incentive of 85% of base pay or 71.40%.

At its December 12, 2008 compensation committee revised the annual incentive target for Mr. Roberts from 85% to 100% of base salary after considering input from the compensation committee’s external consultant. The increase is intended to provide greater alignment with incentive opportunity at peer companies and stronger alignment with Foundation’s focus on pay-for-performance. This increase does not impact Mr. Roberts’ 2008 incentive payment and will become effective for 2009 performance year.

The individual performance targets address the key result areas of finance, internal process, customer quality and learning and development. The actual individual performance targets for Mr. Roberts are characterized under the key result areas and are defined as follows:

Financial

The financial target primarily includes providing operational and financial leadership to achieve the planned company operational and financial targets for 2008 set at the end of 2007 in the normal course of budgeting for 2008 including EBITDA of $350.3 million, diluted earnings per share of $.99, free cash flow of $53.1 million, capital expenditures of $184.1 million (excluding lease by application installments in Wyoming), production of 72.9 million tons, controllable costs, shipments of 73.5 million, and revenues of $1,562.2 million.

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Internal Processes

The internal processes target primarily includes providing leadership efforts to develop initiatives that identify opportunities to meet or exceed the financial budget; ensure optimization of the SAP financial software; develop a plan that has the goal of reducing safety and health risks, improving productivity, and expanding the use of coal.

Customer/Quality

The customer/quality target primarily includes conducting a customer survey and conducting a shareholder perception study and developing related action plans.

Learning and Development

The learning and development target primarily includes participation and supporting the succession planning process and enrolling in educational seminars including Foundation sponsored corporate training initiatives.

Deductibility of Compensation

During 2008, Foundation was eligible for certain transition relief for newly public companies under Internal Revenue Code Section 162(m) (“Section 162(m)). Due to adoption of the Amended and Restated 2004 Stock Incentive Plan and the 2008 Annual Incentive Performance Plan by the Foundation stockholders, Foundation expects that performance-based compensation in excess of $1 million paid to one or more of “covered executive officers” will generally continue to be deductible under Section 162(m). The compensation committee views tax deductibility as an important consideration and intends to maintain deductibility where possible but also believes that Foundation’s business needs should be the overriding driver of compensation design.

Compensation Committee Interlocks and Insider Participation

Directors Foley, Richards, Krueger, and Shockley were members of the compensation committee during 2008. None of the members of the compensation committee has ever been an officer or employee of Foundation or any of its subsidiaries.

In 2008, none of Foundation’s executive officers:

•

served as a member of the compensation committee (or committee performing a similar function, or in the absence of such committee, the board of directors) of another entity, one of whose executive officers served on Foundation’s compensation committee or board of directors; or

•	served as a director of another entity, one of whose executive officers served on Foundation’s compensation committee.

Compensation Committee Report

The compensation committee has reviewed and discussed the “Compensation Discussion and Analysis” section with management. Based on its review and discussion with management, the compensation committee recommended to the board of directors that the “Compensation Discussion and Analysis” be included in this proxy statement.

                    David I. Foley, Chairman

                    DAlex T. Krueger

                    DJoel Richards, III

                    DThomas V. Shockley, III